WhiteClouds Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2019

	Year to Date
Cash Flows from operating activities	
Net Income	(1,048,963.10)
Adjustments to reconcile net income to net cash provided by operating activities	
Accum. Depreciation-Furniture	22,078.96
Accum. Depreciation-Equipment	(55,465.31)
Accum. Depreciation-Software	7,666.68
Accum. Depreciation-Lease Equi	126,893.94
Accum. Depreciation - Leasehol	(128,235.80)
Accum. Amortiz. - Org. Costs	1,357.80
Accum. Amortiz. - Licensing	6,255.12
Accum. Amortiz. - Patent	914.88
Accum Amortiz - Goodwill	85,341.96
Accounts Receivable	50,295.02
Accrued Revenue	59,000.00
Raw Materials Inventory	20,426.65
Inventory in 660Pro	128,689.85
Inventory in Connex	8,154.00
Prepaid Expenses	-
Accounts Payable	21,631.94
Jerry Ropelato Personal CC	(58.78)
Company Credit Card	(102,356.88)
Harper Loan	(114,795.75)
Ropelato Loan	(1,039.34)
Accrued Expenses	(68,441.51)
Prepaid Medical Income	8,050.00
Accrued Payroll	(11,491.27)
Federal Payroll Taxes Payable	(24,005.31)
State Payroll Taxes Payable	(4,293.29)
Garnishments Payable	440.84
Employee Benefits Payable	-
Employee HSA	120.00
Utah Sales T/Use Tax Payable	(483.09)
Total Adjustments	36,651.31
Net Cash provided by Operations	(1,012,311.79)
Cash Flows from investing activities	
Used For	
Furniture and Fixtures	9,569.59
Equipment	339,607.31
Leasehold Improvements	209,964.24
Deposits	20,372.66
Net cash used in investing	579,513.80

WhiteClouds Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2019

	Year to Date
Cash Flows from financing activities	
Proceeds From	
Common Stock	436,975.50
Used For	
Lease Payables - LongTerm	(6,667.08)
Net cash used in financing	430,308.42
Net increase <decrease> in cash	(2,489.57)

Summary	
Cash Balance at End of Period	21,118.19
Cash Balance at Beg of Period	(23,607.76)
Net Increase <Decrease> in Cash	(2,489.57)